Exhibit 99.1

Sapiens Names Andre M. Boisvert Chairman of Sapiens
DECISION Board of Directors

The proven software industry executive’s vision and extensive network will assist the Sapiens DECISION leadership team on strategic investment decisions and the future direction of the business

Holon, Israel and Cary, North Carolina – July 28 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, announced today that veteran software industry executive, private investor and technology consultant Andre M. Boisvert was nominated to serve as the chairman of the board of directors of Sapiens DECISION.

Sapiens DECISION, which offers a decision management software suite to enterprises, will benefit from Boisvert's vast experience. He will assist the Sapiens Decision with key decisions, ranging from investments to setting the future direction of the business.

Boisvert's distinguished career began in 1976 with IBM, where he served in a wide range of positions with increasing levels of responsibility and influence, including senior management positions in sales, marketing, and research and development. Boisvert later joined Oracle Corporation, serving as senior vice president of worldwide marketing and as a member of Oracle’s management committee.

In 2000, Boisvert was named president and chief operating officer of SAS Institute, Inc., the world's largest privately-held software company. He later was asked to lead one of SAS Institute, Inc.'s key investments, Sagent Technologies, Inc. (NASDAQ:SGNT) as chairman and chief executive officer.

Boisvert co-founded Pentaho Corporation, which became the world's most popular commercial, open source, business intelligence platform before being acquired by Hitachi Data Systems for more than $500 million. He is currently chairman of Palamida Corporation, a leader in software composition analysis for intellectual property and security risk management.

Boisvert has served on the Board of Directors for VA Software, (NASDAQ: LNUX) the creator and owner of SourceForge, the world's largest repository of open source projects. Boisvert currently serves as chairman of Issuer Direct, (NYSE: ISDR) a leading provider of regulatory compliance solutions and services for publicly-traded companies; and River Logic Inc., a leader in prescriptive analytics.

“Our team is excited to work with Andre and take advantage of his experience and know-how to help us grow our DECISION business,” said Rami Doron, managing director, Sapiens DECISION. “We look forward to utilizing Andre’s innovative methods and strategies, which have consistently proven to be effective.”

"Sapiens is pleased to welcome an executive of Andre's caliber," said Roni Al-Dor, Sapiens president and CEO. "Andre's impressive experience, strong relationships and vision will help us as we continue to focus our attention and efforts on the emerging field of decision management, which we are proud to have pioneered.”

"I am fortunate to work with a number of companies that offer innovative and visionary technologies that have transformed their respective target markets," said Boisvert. "Sapiens DECISION's software platform and related services are already transforming the way financial institutions and governmental agencies manage and execute their decision making processes. The Sapiens offering is well-positioned to become an equally transformational force in other industries and I look forward to contributing my expertise to assist with the organization's next phase of growth."

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,700 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com